UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34724

WAVE2WAVE COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)
433 Hackensack Avenue
Hackensack, New Jersey 07601
(Address of Principal Executive Offices)

(201) 968-9797
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.0001 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

           Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	| |
Rule 12g-4(a)(2)	| |
Rule 12h-3(b)(1)(i)	|X|
Rule 12h-3(b)(1)(ii)	| |
Rule 15d-6	| |

Approximate number of holders of record as of the certification or notice date: 46

           This Form 15/A is being filed for the purpose of withdrawing the Form 15 previously filed by the registrant on December 16, 2010. The registrant intends to file a Form RW to withdraw the registrant’s Registration Statement under Registration Number 333-164791.

           Pursuant to the requirements of the Securities Exchange Act of 1934, Wave2Wave Communications, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 17, 2010	By:	/s/ Aaron Dobrinsky
Aaron Dobrinsky
Chief Executive Officer